SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934


                 Hayes Wheels International, Inc.
                 --------------------------------
                         (Name of Issuer)


                   Common Stock, $.01 par value
                   ----------------------------
                  (Title of Class of Securities)


                            421124-10-8
                            -----------
                          (CUSIP Number)


    Dr. Wienand Meilicke                  William A. Groll
     Meilicke & Partner          Cleary, Gottlieb, Steen & Hamilton
   Poppelsdorfer Allee 106               One Liberty Plaza
         53115 Bonn                   New York, New York 10006
 Federal Republic of Germany               (212) 225-2000
     011-49-228-72543-0


           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                           July 23, 1997
                           -------------
                   (Date of Event which Requires
                     Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].


                        Page 1 of 32 Pages
                 Exhibit Index Appears on Page 15

                           SCHEDULE 13D

CUSIP NO.  421124-10-8
------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Horst Kukwa-Lemmerz
------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [__]
                                                         (b) [ x ]
------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [__]
------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany
------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           0
SHARES          --------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            0
EACH            --------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              0
WITH            --------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ x ]

------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.0
------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN

                       Page 2 of 32 Pages

                           SCHEDULE 13D
CUSIP NO.  421124-10-8
------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Renate Kukwa-Lemmerz
------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [__]
                                                         (b) [ x ]
------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [__]
------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany
------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           814,400
SHARES          --------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            0
EACH            --------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              814,400
WITH            --------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    814,400
------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ x ]
                                                              ---
------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.7%
------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN

                       Page 3 of 32 Pages

                           SCHEDULE 13D
CUSIP NO.  421124-10-8
------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Inge Kruger-Pressl
------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [__]
                                                         (b) [ x ]
------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [__]
------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany
------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           814,400
SHARES          --------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            0
EACH            --------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              814,400
WITH            --------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    814,400
------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ x ]
------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.7%
------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN

                       Page 4 of 32 Pages

                           SCHEDULE 13D
CUSIP NO.  421124-10-8
------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Marianne Lemmerz
------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [__]
                                                         (b) [ x ]
------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [__]
------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany
------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           0
SHARES          --------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            0
EACH            --------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              0
WITH            --------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ x ]
------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0
------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN

                       Page 5 of 32 Pages

                           SCHEDULE 13D
CUSIP NO.  421124-10-8
------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    H.K.L., L.L.C.
------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [__]
                                                         (b) [ x ]
------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------
4   SOURCE OF FUNDS

    N/A
------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [__]
------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida
------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           0
SHARES          --------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            0
EACH            --------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              0
WITH            --------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ x ]
                                                              ---
------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.0
------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO

                       Page 6 of 32 Pages

Item 1.  Security and Issuer.

           This Statement relates to the common stock, par value $.01 per share ("Common Stock"), of Hayes Wheels International, Inc., a Delaware corporation (the "Issuer"). The Issuer has its principal executive offices at 38481 Huron River Drive, Romulus, Michigan 48174.

Item 2.  Identity and Background.

           (a-c) This Statement is being filed by Horst Kukwa-Lemmerz, Renate Kukwa-Lemmerz, Inge Kruger-Pressl, Marianne Lemmerz and
H.K.L., L.L.C. ("HKL"). (Mr. Kukwa-Lemmerz, Mrs. Kukwa-Lemmerz,
Mrs. Kruger-Pressl and Mrs. Lemmerz are referred to collectively herein as the "Lemmerz Stockholders" and, with HKL, as the "Reporting Persons.")

           Horst Kukwa-Lemmerz is a citizen of the Federal Republic of Germany. His residence address is Bergstrasse 80, D53604 Bad Honnef, Germany. Upon consummation of the Transaction (described in Item 4 below), Mr. Kukwa-Lemmerz was appointed Vice Chairman of the Board of Directors of, and Consultant to, the Issuer. Prior thereto, he was the Chief Executive Officer and President of Lemmerz Holding GmbH, a manufacturer of wheels, the address of which is Postfach 1125, Konigswinter, Federal Republic of Germany.

           Renate Kukwa-Lemmerz, wife of Mr. Kukwa-Lemmerz, is a citizen of the Federal Republic of Germany. Her residence address is Bergstrasse 80, D53604 Bad Honnef, Germany. Her principal occupation is homemaker.

           Inge Kruger-Pressl, sister of Mrs. Kukwa-Lemmerz, is a citizen of the Federal Republic of Germany. Her residence address is Laplacestrasse 34, D81679 Munchen, Germany. Her principal occupation is homemaker.

           Marianne Lemmerz, mother of Mrs. Kukwa-Lemmerz and Mrs. Kruger-Pressl, is a citizen of the Federal Republic of Germany.
Her residence address is Hauptstrasse 288, D53639 Konigswinter,
Germany. Mrs. Lemmerz is retired.

           HKL is a Florida limited liability company wholly owned by Mr. Kukwa-Lemmerz engaged principally in investing personal funds in securities and properties. Its address is Trump Plaza, West Palm Beach, Florida. Under the terms of HKL's organizational and constituent documents, Mr. Kukwa-Lemmerz has sole control over the business of HKL.

           (d) and (e) None of the Reporting Persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


                        Page 7 of 32 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

           Each of Mrs. Kukwa-Lemmerz and Mrs. Kruger-Pressl agreed to acquire 814,400 shares of Common Stock in a private transaction with a stockholder of the Issuer on July 23, 1997, which purchase was consummated on July 24, 1997. The source of the $24,432,000 each used to acquire such shares was personal funds.

           In addition, as described below, upon consummation of the Transaction, the Lemmerz Stockholders exchanged their personal holdings in Lemmerz Holding GmbH, consisting of all of the equity of Lemmerz Holding GmbH, for cash and shares of Series A Convertible Participating Preferred Stock of the Issuer (the "Preferred Stock").

Item 4.  Purpose of Transaction.

           In 1919, the Lemmerz family established a wheel manufacturing business. The family continued to own that business as it grew and developed. By the time of the Transaction, that business, consisting of Lemmerz Holding GmbH and its subsidiaries, was the leading full-line designer and manufacturer of automotive steel and aluminum wheels in Europe. On June 30, 1997, the Issuer acquired control of Lemmerz Holding GmbH (the "Transaction") pursuant to the Purchase Agreement among the Issuer, Cromodora Wheels S.p.A., Lemmerz Holding GmbH and the Lemmerz Stockholders dated as of June 6, 1997 (the "Purchase Agreement"), combining to form the world's largest manufacturer of automotive wheels. (A copy of the Purchase Agreement is Exhibit 3 hereto and the description of the provisions thereof contained in this Statement is qualified in its entirety by reference to the Purchase Agreement, which is incorporated herein by this reference.) In consideration for their interests in Lemmerz Holding GmbH, in the Transaction, the Lemmerz Stockholders received an aggregate of $200,000,000 and 5,000,000 shares of Preferred Stock, which Preferred Stock was allocated as follows: Mr. Kukwa-Lemmerz, 1,750,000 shares; Mrs. Kukwa-Lemmerz, 25,000 shares; Mrs. Kruger-Pressl, 25,000 shares; and Mrs. Lemmerz, 3,200,000 shares. Each of the Lemmerz Stockholders acquired the Preferred Stock (and expects to acquire the Common Stock into which the Preferred Stock will convert) to make a long-term minority investment in the Issuer and, thus, to continue his or her long-term investment in the wheel business. Each of Mrs. Kukwa-Lemmerz and Mrs. Kruger-Pressl initially acquired the shares of Common Stock to which this Statement relates to further her long-term investment as described above.

           Shortly after Mrs. Kukwa-Lemmerz and Mrs. Kruger-Pressl acquired the shares of Common Stock to which this Statement relates, the Issuer expressed concern that these shares had been anticipated to comprise part of an offering of Common Stock that had been undertaken. The Issuer requested that Mrs. Kukwa-Lemmerz and Mrs. Kruger-Pressl agree to include these shares in an offering by the Issuer in order to increase liquidity for stockholders and to increase the public float of Common Stock. On July 30, 1997, Mrs. Kukwa-Lemmerz and Mrs. Kruger-Pressl entered into an Option Agreement with the Issuer (the "Option Agreement") pursuant to which the Issuer has the right to require both of Mrs. Kukwa-Lemmerz and Mrs. Kruger-Pressl to sell the aggregate 1,628,800 shares of Common Stock to which this Statement relates either (i) to the Issuer for purposes of effecting a public offering of Common Stock or (ii) at the Issuer's


                        Page 8 of 32 Pages
election, directly into a public offering. The Option Agreement terminates by its own terms at the earlier of (a) 11:59 p.m., New York City time, on November 30, 1997 and (b) immediately following consummation of a sale thereunder. A copy of the Option Agreement is Exhibit 4 hereto and the description of the provisions thereof contained in this Statement is qualified in its entirety by reference to the Option Agreement, which is incorporated herein by this reference.

           In accordance with the Purchase Agreement, upon consummation of the Transaction, Mr. Kukwa-Lemmerz was appointed Vice Chairman of the Board of Directors of the Issuer and Dr. Wienand Meilicke, a legal advisor to the Lemmerz Stockholders, was appointed an additional member of the Board of Directors.

           In connection with the Transaction, each of the Lemmerz Stockholders, certain other stockholders of the Issuer and the Issuer entered into an Amended and Restated Stockholders
Agreement, dated as of June 30, 1997 (the "Stockholders
Agreement").

           Pursuant to the Stockholders Agreement, each of the Lemmerz Stockholders and certain of the other stockholders party thereto agreed to use their best efforts to cause the Board of Directors of the Company to consist of eleven members, of which:
(i) four members are to be designees of one of the other stock-holders; (ii) one member is to be a designee of another of the other stockholders; (iii) two members are to be designees of the Lemmerz Stockholders, one of whom shall be Mr. Kukwa-Lemmerz;
(iv) one member shall be the Chief Executive Officer of the Issuer; and the remaining three members shall be determined by the Board of Directors. Pursuant to the Stockholders Agreement, in the event that the Lemmerz Stockholders, together with their descendants, and their affiliates and associates (as such terms are defined in Rule 405 of the Securities Act of 1933, as amended (the "Securities Act")), cease to own, in the aggregate, at least 2,500,000 shares of Preferred Stock or Common Stock, then only one member of the Board of Directors shall be a designee of the Lemmerz Stockholders. If such persons cease to own, in the aggregate, at least 1,250,000 shares of Preferred Stock or Common Stock, then the Lemmerz Stockholders will no longer have any right to designate a nominee for election to the Board of Directors. Pursuant to the Stockholders Agreement, each of the Lemmerz Stockholders and certain other stockholders of the Issuer agreed to be present in person or by proxy at all meetings of stockholders of the Issuer for the election of directors and to vote all shares of Common Stock then owned by them in favor of the election of nominees for the Board of Directors satisfying the description contained in the preceding sentences.

           In addition, pursuant to the Stockholders Agreement, each of the Lemmerz Stockholders and each of the other stockholders of the Issuer party thereto agreed not to transfer any shares of Preferred Stock or Common Stock then owned by them, other than certain permitted transfers, prior to the later of (x) July 2, 1998 and (y) the date on which the Preferred Stock is converted into Common Stock (such later date, the "Registration Period Commencement Date"). Thereafter, there are certain continuing limitations on transfers. The Stockholders Agreement gives each stockholder a party thereto certain demand and "piggyback" rights, exercisable after the Registration Period Commencement Date, to require the Issuer to register under the Securities Act the resale of all or part of the shares of Common Stock then held by such stockholder.


                        Page 9 of 32 Pages

           In addition, pursuant to the Stockholders Agreement, each other stockholder of the Issuer party thereto, and the Lemmerz Stockholders collectively, agreed not to acquire more than 3,000,000 additional shares of Common Stock, other than pursuant to any stock dividend or distribution or upon the exercise of certain outstanding warrants.

           A copy of the Stockholders Agreement is Exhibit 5 hereto and the description of the provisions thereof contained in this Statement is qualified in its entirety by reference to the Stockholders Agreement, which is incorporated herein by this reference.

           Because the Lemmerz Stockholders are all members of the same family and act together frequently and since certain provisions of the agreements described herein to which the Lemmerz Stockholders are parties measure rights or obligations based on the collective holdings of all the Lemmerz Stockholders, the Lemmerz Stockholders might be deemed to be a group. Similarly, because Mr. Kukwa-Lemmerz provides guidance to the other Lemmerz Stockholders and leads the negotiations for the Lemmerz Stockholders, he may be deemed to share beneficial ownership of the shares held by the other Reporting Persons. The Reporting Persons deny that they are acting as a group or that Mr. Kukwa-Lemmerz shares beneficial ownership of the shares held by the other Lemmerz Stockholders and each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person.

           Each Lemmerz Stockholder intends to continue to review his or her investment in Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock, other general economic, market and investment conditions and options available to such Reporting Person, may determine, individually or jointly, to acquire through open market purchases or otherwise additional shares of Common Stock (in addition to those anticipated to be acquired upon conversion of the Preferred Stock), or may determine, individually or jointly, to sell through the open market or otherwise, in each case, subject to applicable law and the limitations of the Stockholders Agreement described above.

           Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through
(j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission (the "Commission").

Item 5.  Interest in Securities of the Issuer.

           (a) and (b) To the best knowledge of the Reporting Persons, there are 22,231,492 shares of Common Stock outstanding (as reported in the Issuer's Registration Statement on Form S-3 filed with the Commission on July 21, 1997). As of the date hereof, the 814,400 shares of Common Stock beneficially owned by each of Mrs. Kukwa-Lemmerz and Mrs. Kruger-Pressl represent approximately 3.7% of the Common Stock issued and outstanding. If the Reporting Persons were deemed to be a group, or if Mr. Kukwa-Lemmerz were deemed to share beneficial ownership of the shares held by his wife and Mrs. Kruger-Pressl, both of which are expressly disclaimed, then the Reporting Persons or Mr. Kukwa-Lemmerz would be deemed to own


                       Page 10 of 32 Pages
approximately 7.4% of the Common Stock currently issued and outstanding. Subject to the limitations of the agreements described above, each of Mrs. Kukwa-Lemmerz and Mrs. Kruger-Pressl has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the Common Stock beneficially owned by her.

           The Preferred Stock is not currently convertible and is not likely to be convertible within 60 days. The terms of the Preferred Stock are set forth in the Certificate of Designations of Series A Convertible Participating Preferred Stock of the Issuer (the "Certificate of Designations"). Under the Certificate of Designations, each share of Preferred Stock shall be automatically converted, without any further act of the Issuer or any holder thereof, into one share of Common Stock upon the approval of the issuance of such Common Stock by the requisite vote of the stockholders of the Issuer entitled to vote thereon. (A copy of the Certificate of Designations is Exhibit 6 hereto and the description of the provisions thereof contained in this Statement is qualified in its entirety by reference to the Certificate of Designations, which is incorporated herein by this reference.) In connection with the Purchase Agreement, stockholders who hold at least the percentage of the outstanding Common Stock required to approve such issuance have delivered irrevocable proxies with respect to the vote of stockholders to approve such issuance to Mr. Kukwa-Lemmerz, who has agreed, pursuant to the Purchase Agreement, to vote such proxies in favor of such issuance. (A copy of the form of proxy delivered to Mr. Kukwa-Lemmerz is Exhibit 7 hereto and the description of the proxies contained in this Statement is qualified in its entirety by reference to such form of proxy, which is incorporated herein by this reference). To the best knowledge of the Reporting Persons, stockholder approval of such issuance is currently expected to be sought at the Issuer's Annual Meeting of Stockholders. To the best knowledge of the Reporting Persons, no date has yet been set for such Annual Meeting and no proxy statement in connection with the approvals to be obtained at such meeting has been prepared or filed by the Issuer with the Commission. The Reporting Persons understand that the Issuer currently anticipates holding such Annual Meeting in October 1997. In light of the foregoing, the Reporting Persons do not believe that they currently beneficially own the shares of Common Stock into which the Preferred Stock will be converted, as provided by Rule 13d-3(d)(1) promulgated by the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If the Reporting Persons were deemed currently to beneficially own the shares of Common Stock into which the Preferred Stock will be converted, the Reporting Persons would beneficially own the following percentage of the Common Stock issued and outstanding (giving effect to the simultaneous conversion of all 5,000,000 shares of Preferred Stock, as would occur under the Certificate of Designations): Mr. Kukwa-Lemmerz, 6.4%; Mrs. Kukwa-Lemmerz, 3.1%; Mrs. Kruger-Pressl, 3.1%; Mrs. Lemmerz, 11.8%; and HKL, 0.0%. If the Reporting Persons were deemed to be a group, or if Mr. Kukwa-Lemmerz were deemed to share beneficial ownership of the shares held by his wife, Mrs. Kruger-Pressl and Mrs. Lemmerz, and if the Reporting Persons were deemed currently to beneficially own the shares of Common Stock into which the Preferred Stock will be converted, all of which are expressly disclaimed, then the Reporting Persons or Mr. Kukwa-Lemmerz would be deemed to own approximately 24.3% of the Common Stock then issued and outstanding.

           (c) During the last sixty days, the only transactions in Common Stock effected by the Reporting Persons were the purchases by each of Mrs. Kukwa-Lemmerz and Mrs. Kruger-


                       Page 11 of 32 Pages

Pressl of 814,400 shares of Common Stock from a stockholder as described herein at a price of $30.00 per share.

           (d) and (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           As described above, the Lemmerz Stockholders are parties to the Purchase Agreement and the Stockholders Agreement and the Reporting Persons are parties to the Option Agreement. In addition, Mr. Kukwa-Lemmerz was granted the proxies described above.

           In addition, in connection with the Transaction, the Issuer entered into a Consulting Agreement with each of Mr. Kukwa-Lemmerz and HKL (the "Consulting Agreements"). In accordance with the Purchase Agreement and the Consulting Agreements, upon consummation of the Transaction, Mr. Kukwa-Lemmerz retired from his positions with Lemmerz Holding GmbH and its subsidiaries and each of Mr. Kukwa-Lemmerz and HKL was engaged as a consultant to the Issuer. Pursuant to the Consulting Agreements, among other things, the Issuer granted to Mr. Kukwa-Lemmerz an option to acquire 100,000 shares of Common Stock, and granted to HKL an option to acquire 150,000 shares of Common Stock, in each case at an exercise price of $16 per share. These options are not currently exercisable and, pursuant to the Consulting Agreements, will only become exercisable at the rate of 20% annually on each of the first through fifth anniversaries of the consummation of the Transaction.

           A copy of the Consulting Agreements are Exhibits 8 and 9 hereto and the description of the provisions thereof contained in this Statement is qualified in its entirety by reference to the Consulting Agreements, which are incorporated herein by this reference.

           Except for the agreements described herein, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1 - Joint Filing Agreement, dated August 1, 1997,
                  among the Reporting Persons.

     Exhibit 2 - Power of Attorney.

     Exhibit 3 - The Purchase Agreement.  [Incorporated by
                 reference to Exhibit 2 to the Current Report on Form 8-K of the Issuer dated June 6, 1997.]

     Exhibit 4 - The Option Agreement.

     Exhibit 5 - The Stockholders Agreement.  [Incorporated by


                       Page 12 of 32 Pages
                 reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer dated June 30, 1997.]

     Exhibit 6 - The Certificate of Designations.  [Incorporated by
                 reference to Exhibit 4.2 to the Current Report on Form 8-K of the Issuer dated June 30, 1997.]

     Exhibit 7 - Form of Proxy.

     Exhibit 8 - Consulting Agreement between the Issuer and Mr.
                 Kukwa-Lemmerz.  [Incorporated by reference to
                 Exhibit 10.2 to the Current Report on Form 8-K of the Issuer dated June 6, 1997.]

     Exhibit 9 - Consulting Agreement between the Issuer and HKL.
                 [Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer dated June 6, 1997.]



                       Page 13 of 32 Pages

                             SIGNATURE

After reasonable inquiry and the best of its knowledge and belief, each of the undersigned certifies that the information set forth in the statement is true, complete and correct.



Dated:  August 1, 1997
      -------------------

/s/ Horst Kukwa-Lemmerz               /s/ Inge Kruger-Pressl
-------------------------             -------------------------
Horst Kukwa-Lemmerz                   Inge Kruger-Pressl



/s/ Renate Kukwa-Lemmerz              /s/ Marianne Lemmerz
-------------------------             -------------------------
Renate Kukwa-Lemmerz                  Marianne Lemmerz

                                      H.K.L., L.L.C.


                                      /s/ Horst Kukwa-Lemmerz
                                      -------------------------
                                      By:  Horst Kukwa-Lemmerz



                       Page 14 of 32 Pages

                           EXHIBIT INDEX

Exhibit                                                       Page
Number   Description                                          Number
------   -----------                                          ------

1        The Joint Filing Agreement, dated August 1, 1997,      16
         among the Reporting Persons.

2        Power of Attorney.                                     17

3 The Purchase Agreement. [Incorporated by reference to Exhibit 2 to the Current Report on Form 8-K of the Issuer dated June 6, 1997.]

4        The Option Agreement.                                  18

5 The Stockholders Agreement. [Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer dated June 30, 1997.]

6 The Certificate of Designations. [Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of the Issuer dated June 30, 1997.]

7        Form of Proxy.                                         31

8        Consulting Agreement between the Issuer and
         Mr. Kukwa-Lemmerz. [Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer dated June 6, 1997.]

9        Consulting Agreement between the Issuer and HKL.
         [Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer dated
         June 6, 1997.]



                       Page 15 of 32 Pages